NEWS RELEASE

Crosshair Continues to Define Mineralized Corridor

Dated: November 27, 2008	(NYSE Alternext US: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Alternext US: CXZ) (TSX: CXX) is pleased to report diamond drill results from the 2008 summer program on its Central Mineral Belt (CMB) Uranium Project in Labrador. All six holes drilled at Area 1 intersected uranium mineralization, highlighted by:

  0.09% U3O8 over 5.63m (from 326.86m to 332.49m) and
  0.08% U3O8 over 4.96m (from 289.42m to 294.38m), both part of a wider zone grading 0.03% U3O8 over 47.57m (from 289.42m to 336.99m) in drill hole ML-A1-55; and
  0.26% U3O8 over 2.40m (from 176.70m to 179.10m) within
  0.09% U3O8 over 6.90m (from 174.70m to 181.60m) in drill hole ML-A1-54.

Four of the six holes were drilled approximately 1 kilometer (km) east of the Area 1 (“Trout Pond”) resource and therefore fall half way between Area 1 and the C Zone. All drill holes intersected mineralized intervals in hematized and brecciated mafic volcanic rocks similar to those at the C Zone and Area 1. This adds further evidence of the existence of a 4.5 km long uranium mineralized trend extending from Armstrong to the C Zone. The true width of the mineralized zone is expected to be less than the intersected width in ML-A1-55, as it is felt that the zone was tested obliquely in this area.

“It is exciting to see that not only do we have resources at the northern (C Zone), central (Area 1) and southern (Armstrong) ends of the 4.5 km long corridor, but we are now also starting to join these areas together,” says Mark Morabito, President and CEO. “All areas remain open for expansion and our next program will continue to define the corridor by linking up all of the existing resource zones.”

Current drill plan maps and complete assay highlights are posted on the Company website at: http://www.crosshairexploration.com/s/Area1.asp.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada's most promising emerging uranium district. The CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization. Ninety-two percent of Crosshair’s CMB Property and all of its currently defined resources (including the Two Time Zone) fall outside of Labrador Inuit Lands. These assets are therefore not directly impacted by the Nunatsiavut Government’s decision in March 2008 to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.

“The Company’s exploration work on the CMB Uranium Project is supervised by Sally Gillies and John Clarke. Sally Gillies, M.Sc., P.Geo., Lonestar Division General Manager, is a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, and a Qualified Person as defined in NI 43-101. Ms. Gillies has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.”

Split drill core samples are sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
President & Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.